UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 033-07075-LA

☒ Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-QSB   ☐ Form N-SAR   ☐ Form N-CSR

For the Period Ended:  December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - COMPANY INFORMATION

Full Name of Company:  The Fashion House Holdings, Inc

Former Name, if Applicable:

Address of Principal Executive Office (Street and Number):  6310 San Vicente Blvd., #275
City, State and Zip Code: Los Angeles, California 90048-5499

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company is in the process of completing the report and providing the requisite information to its auditors. We expect to file the required report within the allotted extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael McHugh	(323)	939-3031
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Fashion House Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007	By:	/s/ Michael McHugh
Michael McHugh Chief Financial Officer